Exhibit 99.1

Mitchells & Butlers plc

Notice of Pre-Close Trading Update

Mitchells & Butlers will be releasing its pre-close trading update for the year ended 1 October 2005 on Tuesday 27 September 2005.

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For further information please contact:

Erik Castenskiold	0121 498 4907
Investor Relations	erik.castenskiold@mbplc.com